UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

JUPITER ACQUISITION CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

482082104

(CUSIP Number)

James N. Hauslein

c/o Jupiter Acquisition Corporation

11450 SE Dixie Hwy

Hobe Sound, FL 33455

(212) 207-8884

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482082104	SCHEDULE 13D	Page 1 of 4 Pages

1	NAME OF REPORTING PERSONS Jupiter Founders LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,111,416
8	SHARED VOTING POWER - 0 -
9	SOLE DISPOSITIVE POWER 4,111,416
10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,111,416
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 68.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 482082104	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS James N. Hauslein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,111,416
8	SHARED VOTING POWER - 0 -
9	SOLE DISPOSITIVE POWER 4,111,416
10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,111,416
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 68.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 482082104	SCHEDULE 13D	Page 3 of 4 Pages

SCHEDULE 13D/A

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Schedule 13D/A”) is being filed on behalf of the Reporting Persons (as defined below) for the sole purpose of updating the ownership percentages of the Reporting Persons reported in the Schedule 13D filed by the Reporting Persons with the SEC on August 17, 2021 (the “Schedule 13D”). This Schedule 13D/A reflects the Class B Conversion (as defined below), as reported in the Current Report on Form 8-K filed by the Issuer on April 24, 2023.

This Schedule 13D/A is being filed to report amendments to the Schedule 13D as specifically set forth herein and only those items that are amended or supplemented are reported herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

Founder Shares

On April 20, 2023, the Sponsor elected to convert on a one-for-one basis the 2,778,841 shares of Class B Common Stock held directly by the Sponsor and 900,000 shares of Class B Common Stock held indirectly by the Sponsor as the manager of the Sponsor Subsidiary into an aggregate of 3,678,841 shares of Class A Common Stock (the “Class B Conversion”). The 3,678,841 shares of Class A Common Stock are subject to the same registration rights and restrictions as the Class B Common Stock before the Class B Conversion.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As described in Item 4, the Reporting Persons may be deemed the beneficial owners of 4,111,416 shares of Class A Common Stock, including (i) 2,778,841 shares of Class A Common Stock held directly by the Sponsor and 900,000 shares of Class A Common Stock held directly by the Sponsor Subsidiary as a result of the Class B Conversion, and (ii) 432,575 shares of Class A Common Stock included in the Private Placement Units held directly by the Sponsor, representing approximately 68.4% of the outstanding shares of Class A Common Stock. This does not include shares of Class A Common Stock issuable upon exercise of the Private Warrants included in the Private Placement Units because the Private Warrants are not exercisable within the following 60 days.

The aggregate percentage of Class A Common Stock beneficially owned by the Reporting Persons is calculated based upon 6,011,192 shares of Class A Common Stock outstanding, as reported by the Issuer in the Current Report on Form 8-K filed by the Issuer with the SEC on April 24, 2023 in connection with a special meeting in lieu of the 2023 annual meeting of stockholders of the Issuer to, among other things, approve an extension to the time the Issuer has to complete a Business Combination to December 17, 2023 (the “Special Meeting”). Public stockholders of the Issuer elected to redeem 14,286,357 shares of Class A Common Stock in connection with the Special Meeting.

CUSIP No. 482082104	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 24, 2023

Jupiter founders LLC

By:	/s/ James N. Hauslein*
	Name:	James N. Hauslein
	Title:	Manager

/s/ James N. Hauslein*
James N. Hauslein

*By:	/s/ Alan I. Annex
	Name:	Alan I. Annex
Attorney-in-Fact